Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Earnings:
Pretax income	$84,489	$69,316	$182,607	$133,274
Add fixed charges as adjusted (from below)	45,402	48,917	90,708	96,805
	$129,891	$118,233	$273,315	$230,079
Fixed charges:
Interest expense:
Corporate	$40,539	$44,102	$81,056	$87,255
Amortization of deferred financing costs	2,443	2,205	4,865	4,048
Portion of rent representative of interest	2,420	2,610	4,787	5,502
Fixed charges	$45,402	$48,917	$90,708	$96,805
Ratio (earnings divided by fixed charges)	2.86	2.42	3.01	2.38